

Lindsay (Malter) Simmons

Graduate Program Coordinator at University of California, Irvine

Huntington Beach, California, United States · **Contact info**

92 connections

University of California, Irvine

UC Irvine

Experience

Graduate Program Coordinator

University of California, Irvine

Jan 2011 – Present · 10 yrs 11 mos

Graduate program coordinator and purchasing administrator for the Development and Cell Biology Department.

Education

UC Irvine

BA, Criminology, Law and Society. Minor in Political Science, Emphasis in Law.

2003 – 2007

Activities and Societies: Kappa Alpha Theta Women's Fraternity